WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

650 Page Mill Road, Palo Alto, CA 94304-1050

September 3, 2004

VIA EDGAR AND

OVERNIGHT COURIER

Mail Stop 4-6

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: Barbara C. Jacobs

Re:	Occam Networks, Inc.
Preliminary Proxy Statement
Initially Filed August 12, 2004
File No. 0-30741

Dear Ms. Jacobs:

On behalf of Occam Networks, Inc. (“Occam”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated August 27, 2004 relating to the Preliminary Proxy Statement of Occam Networks, Inc. (File no. 0-30741) initially filed on August 12, 2004 (the “Proxy Statement”).

On behalf of Occam, we are concurrently filing via EDGAR Amendment No. 1 to the Proxy Statement (“Amendment No. 1”). In this letter, we have recited the comments from the Staff in italicized, bold type and have followed the comment with Occam’s response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in Amendment No. 1. Copies of this letter and clean and marked copies of Amendment No. 1 have been sent to you, Mr. Shuman and Ms. Mills-Apenteng by overnight courier.

Preliminary Proxy Statement

Proposal One: Amendment to Increase Authorized Shares.

1. We are unable to discern your existing capital structure based on the information provided. Please disclose in a table or similar format for both your existing and proposed capital structure, the number of shares your common stock that will be: (i) issued and outstanding; (ii) authorized and reserved for issuance; and (iii) authorized but unreserved.

United States Securities and Exchange Commission

Re: Occam Networks, Inc.

September 3, 2004

Occam has revised Proposal One in response to the Staff’s comment by adding a new subsection captioned “Capitalization.”

2.	Please tell us and disclose if applicable the effect of an unfavorable vote on the proposal to increase the number of authorized shares of common stock in connection with the purposes listed on page 7. Will a negative vote have any impact on the contractual obligations between the Company and the holders of the Series A-2 preferred?

Occam has revised Proposal One in response to the Staff’s comment by adding a new subsection captioned: “Effect of a Negative Vote on Proposal One.”

3.	We note that you intend to conduct a rights offering and that you have made several public announcements regarding your intent. It appears that you are relying on Rule 135 in issuing these various notices regarding the rights offering. If so, please provide us with your analysis of how the notices you have issued comply with Rule 135.

In November 2003, Occam completed the first closing of its Series A-2 preferred stock financing, raising approximately $22.2 million from institutional investors who had previously invested in Occam. Occam also intended to raise additional funds through subsequent private placements of Series A-2 preferred stock. Additional closings of the Series A-2 preferred stock financing took place in December 2003 (at which $400,000 was raised from a previous investor), March 2004 (at which $4 million was raised from Alta Partners, a new institutional investor, and $200,000 was raised from an existing investor), and April 2004 (at which $1.5 million was raised from existing investors). Because the financing transaction was substantially dilutive to the interests of existing investors, Occam anticipates conducting a registered rights offering of the same class of equity security.

Because of the materiality of the financing and its dilutive effect on existing stockholder interests, Occam was required under the Securities Exchange Act of 1934 to make public disclosure of the terms of the financing transaction and its intent to raise additional funds. In addition, Occam’s press releases were required to comply with Rule 135 (Notice of Proposed Registered Offerings) for purposes of the anticipated rights offering and Rule 135c (Notice of Proposed Unregistered Offerings) for purposes of the continuing private placement transactions.

Occam announced the completion of the private placement transactions in April 2004. It still anticipates conducting a rights offering but has not yet filed a registration statement relating to such an offering with the Commission. All investors participating in the private placement transactions were institutional investors who were “accredited” within the meaning of Rule 501 of Regulation D under the Securities Act of 1933. Other than Alta Partners, all investors in the private placement transactions were existing stockholders of Occam. Investment funds

United States Securities and Exchange Commission

Re: Occam Networks, Inc.

September 3, 2004

affiliated with six (6) venture capital investment firms participated in the private placement transaction.

Rule 135 provides that a published notice of a proposed registered offering will not be deemed an “offer” for purposes of Section 5 of the Securities Act if the notice includes no more than (i) a legend indicating that the announcement is not an offer of securities; (ii) specific information relating to the issuer and the type and basic terms of securities to be offered; and (iii) certain permitted statements concerning the timing, manner, and purpose of the offering. Rule 135 also permits the issuer to include certain additional information in connection with a registered rights offering. Rule 135c imposes similar limitations on the content of notices of proposed unregistered offerings but requires that the notice not be used for the purpose of “conditioning the market” and that the notice bear a legend that the shares have not been registered under the Securities Act.

All Occam’s press releases complied with the requirements of Rule 135 and Rule 135c. The principal purpose of the press releases was to satisfy Occam’s disclosure obligations under the Exchange Act. Each press releases was filed as an exhibit to a Current Report on Form 8-K. The content of each press release was limited to an identification of Occam and the type and terms of securities sold or proposed to be sold. Each press release contained legends stating that the securities sold in the private placement were not registered under the Securities Act and could not be offered or sold in the United States without registration. In addition, the press releases each contain a legend to the effect that the announcement is not an offer to sell or a solicitation of an offer to purchase any security. With respect to the rights offering, each press release clearly states that the rights offering will not be commenced until a registration statement has been filed with the Commission and the Commission has declared the registration statement effective.

4.	We note that you have included under proposal one the re-adoption of the supermajority voting provisions in the certificate of incorporation. The issues of increasing the number of authorized shares of common stock and revising the voting requirement for certain articles of the certificate of incorporation are separate issues that should be presented separately. To the extent that the proposal to increase the number of authorized shares depends on the passage of the proposal to change the voting requirement, please include a discussion in each proposal describing the interrelationship between the two proposals and the impact of a negative vote on the related proposal. In addition, note that you must include a separate line item on the proxy card for the revised proposal. See SEC Release No. 34-31326

Occam has revised the Proxy Statement to treat the increase in authorized shares and the re-adoption of the supermajority voting provisions as separate proposals. Occam has also added disclosure to the effect that these two proposals are independent proposals and the approval of one is not dependent upon or conditioned upon the approval of the other.

United States Securities and Exchange Commission

Re: Occam Networks, Inc.

September 3, 2004

5.	Revise the disclosure regarding the plans to increase authorized shares and re-adopt a supermajority voting requirement for certain of your articles so that it conforms in all material respects with anti-takeover disclosure guidelines outlined in SEC Release 34-15230. Note specifically that all of the information which is related to the proposal should be set forth in one place in the materials and that if disclosure in more than one place cannot be avoided, cross-references may be used. In addition, when more than one anti-takeover proposal is included in the proxy statement, they should not be separated by unrelated proposals and should be set forth in a prominent place.

Occam has revised the Proxy Statement disclosure regarding the plans to increase authorized shares and re-adopt the supermajority voting requirement for certain articles in response to the Staff’s comment and SEC Release 34-15230.

6.	What other provisions of your articles, bylaws, or other governing documents have material anti-takeover consequences? Are there any plans or proposals to adopt other provisions or enter into other arrangements that may have material anti-takeover consequences? Inform holders that management might use the additional shares to resist or frustrate a third-party transaction providing an above-market premium that is favored by a majority of the independent shareholders. See also SEC Release 34-15230 regarding specific disclosure guidelines relating to supermajority voting provisions.

Occam has revised the Proxy Statement to add the disclosure referenced by the Staff.

Except for above-cited matters, we have not and do not intend to conduct any review of the information statement. In view of our limited review, all persons who are by statute responsible for the adequacy and accuracy of the filing are urged to be certain that all information required pursuant to the Securities Act of 1934 has been included.

Occam acknowledges and understands the Staff’s position.

Other Matters

Occam supplementally advises the Staff that Tom Frederick, a director of Occam, has decided not to run for election to the board of directors of Occam for personal reasons. The Proxy Statement has been revised to remove Mr. Frederick from the list of nominees and add Mr. Robert E. Bylin as a nominee. Pursuant to Rule 472, Amendment No. 1 is filed herewith in response to the Staff’s comments. Occam confirms that no additional material changes were made in Amendment No. 1 for reasons other than (i) in response to a specific Staff comment and (ii) as noted in this response letter.

United States Securities and Exchange Commission

Re: Occam Networks, Inc.

September 3, 2004

Please direct your questions or comments to Robert Kornegay (650-320-4553) or me (650-320-4557). In addition, we would request that you provide a copy of any future correspondence regarding this matter to the attention of Mr. Kornegay and me at fax number 650-493-6811. Thank you for your assistance.

Very truly yours,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Asaf Kharal

Asaf Kharal

cc:	Mark P. Shuman, United States Securities and Exchange Commission
Maryse Mills-Apenteng, United States Securities and Exchange Commission
Howard Bailey, Chief Financial Officer, Occam Networks, Inc.
Ronald Hughes, General Counsel, Occam Networks, Inc.